May 5, 2009

VIA EDGAR
Lyn Schenk, Branch Chief
United States
Securities and Exchange Commission
100 F Street, NE
Washington  D.C.  20549-3561

Re:	LaBarge, Inc.
Form 10-K for the Year Ended June 29, 2008
Form 10-Q for the Quarterly Period Ended December 28, 2008
Schedule 14A dated October 16, 2008
File Number: 001-05761

Dear Mr. Shenk:

            On behalf of LaBarge, Inc. (the “Company” or “LaBarge”), we are responding to the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings, as required by your letter of April 8, 2009 to the undersigned.  Our responses are numbered to correspond with the numbered comments contained in the April 8, 2009 letter.  For your convenience, we have repeated the Commission’s comments below before each of our responses.

Form 10-K for the Year Ended June 29, 2008
Item 1. Business, page 3 Concentration of Business, page 4
  Please confirm that in future filings you will disclose the name of each party, which accounts for 10% or more of your revenues.
Response:	Future filings will disclose this information. Please refer to the proposed revision to Comment 3.

Management’s Discussion and Analysis, page 12
Overview, page 12

2.

We believe your disclosure of the various markets indicated could be enhanced by including an analysis of how your business with each contributes to your overall results. For example, discuss the significant factors impacting each market’s gross profit margin and related margin and their proportionate impact on the associated consolidated amounts. Another example would be to discuss the proportionate share of selling and administrative expense devoted to each market, and how such devotion and attention to each market affects your consolidated results. An example of this latter point might be that a certain market or markets may require a disproportionate amount of selling, marketing and/or administrative expense to generate sales associated with that market or markets. Please provide us with a copy of any revised disclosure you intend.

Response:

The Company proposes the following addition to the overview section of the Management’s Discussion and Analysis of Financial Condition and Results of Operations:

The Company’s customers do business in a variety of markets with significant revenues from customers in the defense, government systems, medical, aerospace, natural resources, industrial and other commercial markets. As a contract manufacturer, revenues, and profit levels are impacted, primarily, by the volume of sales in the particular period.

The Company provides information about its end markets to demonstrate the diversity of its customer base, which the Company believes helps to reduce potential volatility in its revenue stream. However, the Company does not target customers in individual markets, but rather, targets companies that match a profile for their manufacturing requirements with those services and capabilities the Company provides. Within any end market, gross profit margins vary widely by customer and by contract.

The most significant factors influencing profitability in a particular period are: the mix of contracts with deliveries in that period; and, the volume of sales in relation to the Company’s fixed costs. Delivery schedules are generally determined by the Company’s customers. The significant factors that influence the profitability of the individual contracts include: (i) the competitive environment in which the contract was bid; (ii) the experience level of the Company in manufacturing the customer’s particular product(s); (iii) the stability of the design of the product(s); and (iv) the accuracy of the Company’s original cost estimates as reflected in the sale price for the product(s).

The Company has a centralized sales organization. Though the selling and marketing personnel have a customer and prospective customer focus, they are not limited to exclusively developing a specific end market.

Results of Operations, page 12

Net Sales

3.

We note the sales markets disclosed here vary between the Form 10-K and the subsequent Form 10-Qs. For example, in the Form 10-K you state the amount of net sales for government systems, which appears to be a component of the remaining 5.4% of your consolidated net sales as indicated under the “Sales and Marketing” section of the Form 10-K, but do not state the amount associated with medical that comprises 7.1% of net sales according to the referenced section. Yet, in the Form 10-Qs you disclose the amount for medical but not for government systems. Similarly, you disclose the amount for commercial aerospace in the Form 10-K but not in the Form 10-Qs. To provide consistent presentation of net sales from period to period from which to better discern the contributions to and trends in your net sales, please revise to include a table that presents net sales for each market served to account for your total consolidated net sales.

Response:	The Company will include the following disclosure in its Form 10-Q for the quarter ended March 29, 2009 and will provide similar disclosure in future filings, as applicable:

Net Sales
(in thousands)

	Three Months Ended		Nine Months Ended

	March 29,	March 30,	March 29,	March 30,
	2009	2008	2009	2008

Net sales:
Defense	$32,302	$27,793	$96,609	$74,243
Natural resources	14,059	17,886	38,978	52,020
Industrial	11,635	14,225	38,601	36,762
Medical	8,150	5,474	17,066	12,998
Government systems	497	2,757	4,087	6,951
Commercial aerospace	2,028	6,096	7,420	15,290
All other	3,545	1,211	5,854	3,420

Total net sales	$72,216	$75,442	$208,615	$201,684

The Pensar acquisition contributed $13.6 million and $13.8 million of sales to the three and nine months ended March 29, 2009, respectively.

 The increase in sales to defense customers for the three and nine months ended March 29, 2009, compared with the same periods in the prior fiscal year is attributable to several contracts for a variety of defense applications including military aircraft, missile systems, radar systems and shipboard programs. Sales to natural resources customers in the mining and oil and gas industries were negatively impacted in both the three- and nine-month periods by the overall economic downturn and lower commodity prices, and its impact on mining and oil and gas customers, which was partially offset by $5.0 million of sales from the Pensar acquisition primarily in the field of wind power generation. Industrial sales are down in the three months ended March 29, 2009 due to the overall economic downturn. The Pensar acquisition added $1.6 million of industrial sales to the quarter. Industrial sales for the nine months ended March 29, 2009 were up $1.8 million due to strong sales in the fiscal first quarter and the Pensar acquisition. Medical sales increased in the three and nine months ended March 29, 2009 primarily due to the Pensar acquisition, which added $4.2 million of medical sales.  Commercial aerospace sales in both the three- and nine-month periods decreased primarily due to the bankruptcy of Eclipse Aviation, and the cessation of shipment to that customer. (See Notes 4 and 5 of the Consolidated Financial Statements for additional information.)  The decrease in government systems for the three months and nine months ended March 29, 2009 results from the completion of a large multi-year order for baggage-scanning equipment.

Sales to the Company’s 10 largest customers represented 58% of total revenue in the third quarter of fiscal 2009, compared with 70% for the same period of fiscal 2008.  The Company’s top three customers and their relative contribution to sales for the third quarter of fiscal 2009 were as follows:  Owens-Illinois, Inc., $8.3 million (11.6%), Raytheon Company, $6.0 million (8.2%) and BAE Systems, Inc., $5.3 million (7.2%). This compares with Owens-Illinois, Inc., $11.8 million (15.6%), Schlumberger Ltd., $8.1 million (10.8%), and Modular Mining, $7.5 million (10.0%), for the third quarter of fiscal 2008.

The Company’s top three customers and their relative contribution to sales for the nine months ended March 29, 2009 were as follows:  Owens-Illinois, Inc., $30.3 million (14.6%), Schlumberger Ltd., $19.7 million (9.5%), and Raytheon Company $18.4 million (8.8%).  This compares with Owens-Illinois, Inc., $28.4 million (14.1%), Schlumberger Ltd. $23.4 million (11.6%), and Modular Mining, $22.8 million (11.3%), for the nine months ended March 30, 2008.

Gross Profit

4.

We note that cost of sales is material to your results, but you have not provided an analysis of this expense. Also, it appears that cost of sales contributed to the variance in the gross profit and associated margin to some degree, but there is no discussion of its relative impact. Please expand your disclosure to include an analysis of the significant factors, quantified as appropriate, affecting the amount of cost of sales and associated impact on gross profit margin between comparable periods. Provide us with your proposed revised disclosure.

Response:

The Company will include the following proposed disclosure to be included in the Company’s Form 10-Q for the quarter ended March 29, 2009 and similar disclosure in future filings, as applicable, as follows:

Cost of Sales and Gross Profit
(dollars in thousands)

	Three Months Ended		Nine Months Ended

	March 29,	March 30,	March 29,	March 30,
	2009	2008	2009	2008

Cost of sales	$57,558	$60,410	$169,442	$161,904
Percent of net sales	79.7%	80.1%	81.2%	80.3%
Gross profit	$14,658	$15,032	$39,173	$39,780
Gross profit margin	20.3%	19.9%	18.8%	19.7%

Gross profit margins vary significantly by contract. The most significant factors influencing profitability in a particular period are: the mix of contracts and orders with deliveries in that period; and, the volume of sales in relation to the Company’s fixed costs. Delivery schedules are generally determined by the Company’s customers. The significant factors that influence the profitability of the individual contracts include: (i) the competitive environment in which the contract was bid; (ii) the experience level of the Company in manufacturing the customer’s particular product(s); and (iii) the stability of the design of the customer’s product(s).

Cost of sales for the three months ended March 29, 2009 decreased by $2.9 million or 4.7%, driven primarily by a sales decline of 4.3%, compared with the same period in the prior fiscal year.

The gross profit margin for the three months ended March 29, 2009 increased by 40 basis points, compared with the period ended March 30, 2008.  The acquired Pensar operation increased cost of sales by $12.4 million and gross profit by $1.2 million in the three months ended March 29, 2009.  The gross profit margin was 8.9% for the Pensar operation.  This margin was impacted by the step up of work in process and finished goods inventory as part of the allocation of the purchase price of the Pensar acquisition, which added $184,000 to cost of sales recorded by the Pensar operation.  Excluding the Pensar operation, gross profit margin would have been 22.9% for the three months ended March 29, 2009, which is an increase of 300 basis points, compared with the same period of the fiscal quarter ended March 30, 2008. This increase is primarily the result of the fact that several contracts that had lower than average margins, and significant sales in the quarter ended March 28, 2008 were substantially completed in the quarter ended December 28, 2008.  This lead to a more favorable contract mix in the three months ended March 29, 2009.

Cost of sales for the nine months ended March 29, 2009 increased $7.5 million or 4.7%, compared with the prior year. The increase was driven primarily by a 3.4% increase in sales and the write-down of inventory related to Eclipse Aviation as discussed in Note 5 to the Consolidated Financial Statements.

The gross profit margin for the nine months ended March 29, 2009 decreased by 90 basis points, compared with the period ended March 30, 2008.  The decline in the gross profit margin is primarily the result of the write-down of inventory relating to the Eclipse Aviation bankruptcy, which increased cost of sales and reduced gross profit by $4.2 million. For more details on the Eclipse matter please see Note 5 to the consolidated financial statements. For the nine months ended March 29, 2009, this write-down of inventory resulted in a 200 basis-point reduction in the reported gross profit margin.  The acquired Pensar operation increased cost of sales by $12.6 million and gross profit by $1.2 million in the nine months ended March 29, 2009. Absent the Eclipse write-off and the impact of the Pensar acquisition the gross profit margin would have been 22.6% for the nine months ended March 29, 2009, which is 290 basis points higher than the nine months ended March 30, 2008.

5.	Please expand your disclosure to describe the factors that cause gross profit margins to vary significantly from contract to contract and why.

Response:	Please see the first paragraph of the revised disclosure in response to Comment 4.

Liquidity and Capital Resources, page 15

6.

Please revise to cite factors that explain a substantial majority of the variance in cash flows of operating activities between comparable periods and to discuss material changes between all periods. Specifically, operating cash flow increased in 2008 but the factors cited depict a decrease. In addition, the significant variance between 2007 and 2006 is not explained. In providing your analysis, please note that the factors cited should be in terms of cash, quantified as appropriate, accompanied by the reasons and associated underlying drivers contributing to the variance. References to changes in line items in the statement of cash flows and to results of operations prepared on the accrual basis of accounting may not provide a sufficient basis for a reader to analyze the impact in terms of cash. Refer to section IV.B.1 of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance. Provide us with your proposed revised disclosure.

Response:

The Company’s operations generated $18.0 million of cash in fiscal year 2008, compared with $11.9 million in fiscal year 2007. The primary driver of the $6.1 million increase was the cash collected from customers, which was $50.9 million higher in fiscal year 2008, compared with fiscal year 2007. This was the result of increased sales levels, partially offset by a $37.9 million increase in cash disbursements primarily for purchase of raw materials to support the higher sales levels. Cash paid for compensation costs was $4.0 million higher in fiscal year 2008 due to higher headcount. Cash used for incentive compensation payments was $2.2 million higher in fiscal year 2008, compared with fiscal year 2007. In addition, cash advances received from customers was $2.5 million higher in fiscal year 2008, compared with the fiscal year 2007.

The Company’s operations generated $11.9 million in cash for fiscal year 2007, compared with a use of cash of $8.6 million in fiscal year 2006. Cash collection from customers was up $17.9 million in fiscal year 2007, compared with fiscal year 2006, related to higher sales levels. This was partially offset by a $7.6 million increase in cash disbursements due to higher compensation costs for higher headcount to support higher sales. In addition, the Company received $10.1 million of cash advances from customers in fiscal year 2008, compared with $2.5 million in fiscal year 2006.

The Company will include the following disclosure to be included in the Liquidity and Capital Resources section of the Form 10-Q for the quarter ended March 29, 2009 and will include similar disclosure in future filings, as applicable, as follows:

The Company’s operations provided $25.4 million of operating cash flow in the nine months ended March 29, 2009, compared with $5.1 million for the nine months ended March 28, 2008. The Pensar acquisition contributed $900,000 to operating cash flow. The primary driver of the increase was reduced cash disbursements of $22.2 million for inventory purchases and other costs of production. The lower inventory purchases and other production costs were primarily driven by the reduction of sales volume in the Company’s second and third quarters of fiscal year 2009, exclusive of the Pensar acquisition, and a reduction of purchases of long lead time materials. This increase in net cash provided by operating activities was partially offset by a reduction in cash advances received from customers for material which was $7.0 million less in the nine months ended March 29, 2009 than the comparable period in the prior fiscal year.

Also, tax payments made during the nine months ended March 29, 2009 were $3.4 million lower than in the same period in the prior fiscal year due to lower taxable income.

The Company’s investing activities used $53.9 million of cash, compared with a use of $3.9 million in the nine months ended March 28, 2008. The primary driver was the $44.9 million used to acquire Pensar (see Note 1 to the Consolidated Financial Statements). In addition, capital expenditures used $8.4 million. The Company’s purchases included buying the Tulsa manufacturing facility for $2.5 million that had been leased in the prior years. In addition, the Company purchased $3.0 million of surface mount technology equipment to expand its capabilities in Pittsburgh and Tulsa.

The Company’s financing activities for the nine months ended March 29, 2009 provided $29.5 million of cash, compared with a use of $1.3 million of cash in the same period last year. This was primarily the result of the borrowing of $35 million to finance the Pensar acquisition.

7.

Please explain to us and revise to disclose the reason for the 13.5% increase in the days sales outstanding, its impact on your cash flows, and whether this is the start of a continuing trend. Discuss whether the number of days outstanding increased or decreased in subsequent interim periods, and the reason for the change.

Response:

Days sales outstanding increased to 48.3 days from 42.5 days during fiscal year 2008, primarily as a result of slower payments from two significant customers, Eclipse Aviation and Owens-Illinois. Eclipse payments slowed as they attempted to conserve cash in anticipation of obtaining additional financing. Starting in January 2008, Owens-Illinois elected to forego early payment discounts and began to pay invoices based on the net 60-day terms in their purchase agreement. These customer changes reduced cash flow between fiscal year 2007 and 2008 by $9.6 million. The Company disclosed the customer’s decision to stop taking early payment discounts in the “Liquidity and Capital Resources” section of its Form 10-Q for the quarter ended December 30, 2007.  The Company does not believe this is the start of a continuing trend of increasing days sales outstanding. In the period ended March 29, 2009, days sales outstanding was reduced to 47.0 days, reflecting the impact of the write down of the Eclipse accounts receivable. The Company will include this disclosure in future filings, as applicable.

Contractual Obligations, page 16

8.	Please confirm that in future filings you will disclose long-term debt and capital lease obligations separately rather than combining them as you have done in your current 10-K.

Response:

The Company will disclose long-term debt and capital lease obligations separately in future filings.  The relevant disclosure provided in the Form 10-K for the year ended June 29, 2008, if revised, would state the following:

 The following table shows LaBarge’s contractual obligations as of June 29, 2008:

  (in thousands)

Payment Due by Period

Contractual Obligations		Less than				More than
	Total	1 year	1 – 3 years		3 – 5 years	5 years

Long-term debt	$4,794	$4,544	$	---	$250	$ ---
Capital lease obligations	335	138		197	---	---
Operating lease obligations	11,505	2,947		4,385	1,950	2,223

Total	$16,634	$7,629		$4,582	$2,200	$2,223

Critical Accounting Policies, page 16

9.

We note your disclosure essentially repeats information reported in the notes to the financial statements. The disclosure here should provide greater insight into the quality, sensitivity and variability regarding the factors that have or may materially affect financial condition and operating performance. Your disclosure should be explicit as to which of the identified factors are most sensitive to change, deviations of estimates and assumptions from actual results, and the circumstances that resulted in revised assumptions in the past or could lead to material changes in the future. For example, it appears that the existence of potentially uncollectible accounts receivable from Eclipse Aviation Corporation (and related potentially impaired inventory) should have been discussed as part of your disclosure of critical accounting estimates, with specific attention given to the judgments involved in concluding that no impairments existed at June 29, 2008 for amounts associated with a customer that was dependent on receiving additional external financing.

 To the extent practicable and material, you should provide quantitative disclosure, with an analysis of how actual results may differ from your estimates under different assumptions and conditions that you have considered. In regard to revenue recognition and cost of sales, discuss the key factors affecting your estimates of the amount recognized and timing of recognition of material, labor and overhead costs on long-term contracts. In regard to inventories, discuss how the various factors cited may and have impacted the amount of inventory recorded. Refer to section V of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.gov/rules/interp/33-8350.htm for further guidance.

Response:

The Company’s proposed revised disclosure to include in future filings, as applicable, is as follows:

Critical Accounting Policies and Estimates
 The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements.  In preparing these financial statements, management has made its best estimates and judgment of certain amounts included in the financial statements.  The Company believes there is a likelihood that materially different amounts would be reported under different conditions or using different assumptions related to the accounting policies described below.  Application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates.  The Company’s senior management discusses the accounting policies described below with the Audit Committee of the Company’s Board of Directors on a periodic basis.

The following discussion of critical accounting policies and estimates is intended to bring to the attention of readers those accounting policies that management believes are critical to the Company’s consolidated financial statements and other financial disclosures.  It is not intended to be a comprehensive list of all of our significant accounting policies that are more fully described in the Notes to the Consolidated Financial Statements included with this quarterly report on Form 10-Q for the quarter ended March 29, 2009 and as referenced in the Company’s Annual Report on Form 10-K for the fiscal year ended June 29, 2008.

 Revenue Recognition and Cost of Sales
 The Company’s revenue is derived from products and services delivered to customers pursuant to contracts.  The Company has a significant number of contracts for which revenue is accounted for under the percentage-of-completion method using the units-of-delivery as the measure of completion in accordance withStatement of Position 81-1 “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” (“SOP 81-1”).  The percentage of total revenue recognized under contracts within the scope of SOP 81-1 is generally 40-60% of total revenue in any given quarter. These are primarily fixed price contracts and vary widely in terms of size, length of performance period and expected gross profit margins.  Under the units-of-delivery method, the Company recognizes revenue when title transfers, which is usually upon shipment of the product or completion of the service.

The Company also sells products under purchase agreements or long-term supply contracts that are not within the scope of SOP 81-1. The Company manufactures goods in ongoing production lines over a long period of time.  The Company builds units to the customer specifications based on firm purchase orders issued under the terms of purchase agreements from the customer. The purchase orders tend to be of a relatively short duration and customers place repeat orders on a periodic basis.  The pricing is generally fixed for some length of time and the quantities are based on individual purchase orders. Revenue is recognized in accordance with Staff Accounting Bulletin No. 104, “Revenue Recognition.” Revenue is recognized on substantially all transactions when title transfers, which is usually upon shipment.

The Company recognizes revenue for contracts that are both within the scope of SOP 81-1 and not within the scope of SOP 81-1, when title transfers which is usually upon shipment.

 However, the cost of sales recognized under both contract types are influenced by different factors.  The percentage-of-completion method for contracts that are within the scope of SOP 81-1 gives effect to the most recent contract value and estimates of cost at completion. Contract costs generally include all direct costs, such as materials, direct labor, and subcontracts, and indirect costs identifiable with or allocable to the contracts. Learning or start-up costs including unique tooling, and set-up costs incurred in connection with a specific contract are charged to that contract.  The contract costs do not include any selling, general and administrative costs.  The Company estimates the total revenue of the contract and the total contract costs to calculate the contract cost percentage and gross profit margin.  The gross profit during a period is equal to the revenue for the period based on the units delivered multiplied by the estimated contract gross profit margin.  Thus, if no changes to estimates were made the methodology results in every dollar of revenue having the same cost of revenue percentage and gross profit percentages.  This method is applied consistently on all of the contracts accounted for under SOP 81-1.

For contracts accounted for in accordance with SOP 81-1, management’s estimates of material, labor and overhead costs on long-term contracts are critical to the Company.  Due to the size, length of time and nature of many of our contracts, the estimation of costs through completion is complicated and subject to many variables. Total contract cost estimates are largely based on negotiated or estimated material costs, historical labor performance trends, business base and other economic projections. Factors that influence these estimates include inflationary trends, technical and schedule risk, performance trends, asset utilization, and anticipated labor rates.

 The development of estimates of costs at completion involves procedures and personnel in all areas that provide financial or production information on the status of contracts. Estimates of each significant contract’s value and estimate of costs at completion are reviewed and reassessed quarterly. Changes in these estimates result in recognition of cumulative adjustments to the contract profit in the period in which the change in estimate is made.  When the current estimate of costs indicates a loss will be incurred on the contract, a provision is made in the current period for the total anticipated loss as required by SOP 81-1.

Due to the significance of judgment in the estimation process described above, it is likely that different cost of sales amounts could be recorded if we used different assumptions, or if the underlying circumstances were to change. Changes in underlying assumptions, estimates, or circumstances may adversely or positively affect future financial performance.

For contracts that are not within the scope of SOP 81-1, the estimated cost at completion process is not used.  Cost of sales under these contracts are based on the actual cost of material, labor and overhead charged to each job.  The Company generally performs the work under fixed price arrangements so the profit may be influenced by the accuracy of the estimates used at the time a particular job is bid, as reflected in the sales price for the product, including: material costs, inflation, labor costs (both hours and rates), complexity of the work, and asset utilization.

During fiscal year 2007, the Company entered an agreement with an industrial customer to manufacture and supply certain parts. Under the Financial Accounting Standards Board’s (“FASB”) Emerging Issues Task Force (“EITF”) No. 99-19, “Reporting Revenue Gross as a Principle versus Net as an Agent,” the cost of the supplied parts is netted against the invoice price to determine net sales when the part is shipped. In the nine months ended March 29, 2009, the Company’s net sales recognized under this agreement were $10.9 million related to the manufactured assemblies, and $320,000 related to the supplied parts.

On a very limited number of transactions, at a customer’s request, the Company recognizes revenue when title passes, but prior to the shipment of the product to the customer. As of March 29, 2009, the Company has recognized revenue on products for which title has transferred but the product has not been shipped to the customer of $811,000.  The Company recognizes revenue for storage and other related services as the services are provided. This number has declined due to the overall economic downturn.

Inventories
 Inventories, other than work-in-process inventoried costs relating to those contracts accounted for under SOP 81-1, are carried at the lower of cost or market value.

Inventoried costs relating to contracts accounted for under SOP 81-1 are stated at the actual production cost, including overhead, tooling and other related non-recurring costs, incurred to date, reduced by the amounts identified with revenue recognized on units delivered. Selling and administrative expenses are not included in inventory costs.  Inventoried costs related to these contracts are reduced, as appropriate, by charging any amounts in excess of estimated realizable value to cost of sales.  The costs attributed to units delivered under these contracts are based on the estimated average cost of all units expected to be produced. This average cost utilizes, as appropriate, the learning curve concept, which anticipates a predictable decrease in unit costs as tasks and production techniques become more efficient through repetition.  In accordance with industry practice, inventories include amounts relating to long-term contracts that will not be realized in one year.  Since the inventory balance is dependent on the estimated cost at completion of a contract, inventory is impacted by all of the factors discussed in the Revenue Recognition and Cost of Sales section above.  Inventoried costs related to those contracts not covered by SOP 81-1 are carried at the lower of cost or market.

In addition, management regularly reviews all inventory for obsolescence to determine whether any additional write-down is necessary.  Various factors are considered in making this determination, including expected program life, recent sales history, predicted trends and market conditions.  If actual demand or market conditions are less favorable than those projected by management, additional inventory write-downs may be required.  For the fiscal quarters ended March 29, 2009 and March 30, 2008, expense for obsolete or slow-moving inventory charged to income before income taxes was $335,000 and $287,000, respectively.

Item 9A. Controls and Procedures, page 18

10.

Your disclosure here and in the subsequent Form 10-Qs specifically refers to only a portion of the disclosure controls and procedures as defined in Exchange Act rules 13a-15(e) and 15d-15(e). That is, you did not also indicate the portion of the disclosure controls and procedures that are designed to ensure that information required to be disclosed in reports filed or submitted under the Act is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure. Although there is no requirement to disclose the full definition, specific reference to only a portion of the definition gives the appearance of limiting management’s conclusion solely to the portion referred to. Please represent to us and in future filings management’s conclusion in regard to the company’s disclosure controls and procedures as fully defined in Exchange Act rules 13a-15(e) and 15d-14(c).

Response:

The Company will include in future filings, as applicable, management’s conclusions regarding the effectiveness of the Company’s disclosure controls and procedures with reference to the complete definition of disclosure controls and procedures in Rules 13a-15(e) and1 5d-15(e) of the Securities Exchange Act of 1934, as amended.

Management, under the supervision and with the participation of our Chief Executive Officer and President, and Vice President and Chief Financial Officer, reviewed and evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the periods covered by the Annual Report on Form 10-K for the year ended June 29, 2008 and subsequent Quarterly Reports on Form 10-Q.  Based on such review and evaluation, our Chief Executive Officer and President and Vice President and Chief Financial Officer concluded that, as of the end of such periods, the disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934, as amended, (i) is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and (ii) is accumulated and communicated to the Company’s management, including its Chief Executive Officer and President and Vice President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Notes to Consolidated Financial Statements, page 32
Note 1. Summary of Significant Accounting Policies, page 32
Revenue Recognition and Cost of Sales, page 32

11.

In regard to your accounting for contracts using the percentage-of-completion method, please explain to us, with a view toward disclosing (1) why this method is appropriate in your circumstances, (2) the method of measuring the extent of progress toward completion pursuant to the paragraph 45 of SOP 81-1, and why the measure is appropriate in your circumstances and (3) the basis upon which revenue, cost of revenue and profit are recognized, specifically whether Alternative A or B specified in paragraphs 80 and 81 or SOP 81-1 is used. Additionally, clarify for us and in your disclosure the statement “The percentage-of-completion method give effect to the most recent contract value and estimates of cost at completion.” Also, specifically state those costs considered to be contract costs. In connection with this, disclose your policy in regard to selling and administrative costs, that is, expensed as incurred and if included in contract costs, the basis for inclusion as such.

Response:

As noted in response to Comment 9, the Company’s contracts with our customers include contracts that are within the scope of SOP-81-1 and contracts that are not within the scope of SOP 81-1. The following discussion applies only to contracts that are within the scope of SOP 81-1.

(1)

SOP 81-1 provides guidance on the application of generally accepted accounting principles in accounting for the performance of contracts for which specifications are provided by the customer for the construction of facilities or the production of goods or for the provision of related services.  The Company is a contract manufacturer that enters into contracts with the following characteristics:

a.

The Company enters into binding legally enforceable agreements with customers to build product to the customers’ specifications.  The contracts are for the production of tangible assets and can include related design support and engineering services, system integration and testing.  The Company does not own the design for the product, nor market the end product.

b.	Performance on the contracts will often extend over long periods of time, and the Company’s right to receive payment is dependent on performing to the terms of the contract.

c.

These contracts are to manufacture complex electronic systems and devices and complex interconnect systems, custom designed for each customer’s specific application.  In most instances the Company will set up customized production cells or lines that will manufacture this product only.

d.

While these contracts may have provisions for contract options and additions, they are entered into for a specific quantity with a specific performance period.  In some instances, once the contract is complete the Company may not produce that particular product again, or an extended period may pass before it is produced again.

The Company believes that these contracts meet the requirements of SOP 81-1 paragraphs 12 and 13 and that this is the appropriate method of accounting for these contracts.  Contracts can be accounted for using either the percentage-of-completion method including units-of-delivery or the completed-contract method.  The choice of a method requires analysis of the circumstances surrounding the contract.  The Company believes the percentage-of-completion method is the appropriate method because:

	(i)	The Company produces goods and services that are being delivered over time. The Company and the customer obtain enforceable rights as the goods are produced and the services provided.

	(ii)	As the units are physically delivered, title to and the risk of loss transfers to the customer, whose acceptance of the items indicates that the Company has met its contractual obligations.

	(iii)	The Company’s estimating procedures produce reasonably dependable estimates of the contract revenues and costs.

(iv)

The Company’s estimating procedures allow for a reasonable assessment of business risks and the Company knows of no inherent hazards that would call into question the Company’s ability to make reasonable estimates.

The percentage-of-completion method presents the economic substance of the Company’s transactions more clearly than the completed contract method would.  Accounting Research Bulletin, No. 45, paragraph 15 indicates a preference for the percentage-of-completion method when reasonable estimates are available.

(2)

As noted in paragraph 4 of SOP 81-1, the units-of-delivery method is a modification of the percentage-of-completion method of accounting for contracts that recognizes as revenue the contract price of units delivered during a period, and as the cost of revenue, the costs allocable to the delivered units. Costs allocable to undelivered units are reported in the balance sheet as inventory. The method is used in circumstances in which an entity produces units of a basic product under production-type contracts in a continuous or sequential production process to buyers' specifications.  Given the fact that the Company is producing discrete units for delivery to its customers, the Company believes this method is the most accurate measure of the revenue.

(3)

At LaBarge, revenue is calculated as the number of units shipped multiplied by the sales price per unit.  The Company determines the total revenue of the contract and the total contract costs and calculates the contract cost percentage and gross profit margin.  The gross profit during a period is equal to the revenue for the period multiplied by the estimated contract gross profit margin.  This procedure is consistent with Alternative A in paragraph 80 of SOP 81-1.  If no changes to estimates are made, the methodology results in every dollar of revenue having the same cost of sales and gross profit margins.  This method is applied consistently on all of the contracts that are under the scope of SOP 81-1.

To clarify, the Company’s statement “The percentage-of-completion method gives effect to the most recent contract value and estimates of cost at completion” indicates that contract estimates are impacted by both the revenue expected to be earned under the contract and the estimated total cost of the units or services to be produced.  The contract costs do not include any allocation of selling and administrative costs.

Below is the proposed disclosure for the Company’s Form 10-K for fiscal 2009.  Please note that the Company revised the disclosure of the critical accounting policies related to revenue recognition and cost of sales (as noted in response to item Comment 9) and proposes to make the following additional disclosure revisions in future filings.

Revenue Recognition and Cost of Sales
 The Company’s revenue is derived from products and services delivered to customers pursuant to contracts.  The Company has a significant number of contracts for which revenue is accounted for under the percentage-of-completion method using the units-of-delivery as the measure of completion in accordance withStatement of Position 81-1 “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” (“SOP 81-1”).  The percentage of total revenue recognized under contracts within the scope of SOP 81-1 is generally 40-60% of total revenue in any given quarter. These are primarily fixed price contracts and vary widely in terms of size, length of performance period and expected gross profit margins.  Under the units-of-delivery method, the Company recognizes revenue when title transfers, which is usually upon shipment of the product or completion of the service.

The Company also sells products under purchase agreements or long-term supply contracts that are not within the scope of SOP 81-1. The Company manufactures goods in ongoing production lines over a long period of time.  The Company builds units to the customer specifications based on firm purchase orders issued under the terms of purchase agreements from the customer. The purchase orders tend to be of a relatively short duration and customers place repeat orders on a periodic basis.  The pricing is generally fixed for some length of time and the quantities are based on individual purchase orders. Revenue is recognized in accordance with Staff Accounting Bulletin No. 104, “Revenue Recognition.” Revenue is recognized on substantially all transactions when title transfers, which is usually upon shipment.

The Company recognizes revenue for contracts that are both within the scope of SOP 81-1 and not within the scope of SOP 81-1, when title transfers which is usually upon shipment.

 However, the cost of sales recognized under both contract types are influenced by different factors.  The percentage-of-completion method for contracts that are within the scope of SOP 81-1 gives effect to the most recent contract value and estimates of cost at completion. Contract costs generally include all direct costs, such as materials, direct labor, and subcontracts, and indirect costs identifiable with or allocable to the contracts. Learning or start-up costs including unique tooling, and set-up costs incurred in connection with a specific contract are charged to that contract.  The contract costs do not include any selling, general and administrative costs.  The Company estimates the total revenue of the contract and the total contract costs to calculate the contract cost percentage and gross profit margin.  The gross profit during a period is equal to the revenue for the period based on the units delivered multiplied by the estimated contract gross profit margin.  Thus, if no changes to estimates were made the methodology results in every dollar of revenue having the same cost of revenue percentage and gross profit percentages.  This method is applied consistently on all of the contracts accounted for under SOP 81-1.

 The contracts that are not subject to SOP 81-1 are not subject to estimated costs of completion.  Cost of sales under these contracts are based on the actual cost of material, labor and overhead charged to each job.  The contract costs do not include any selling and administrative expenses.

During fiscal year 2007, the Company entered an agreement with an industrial customer to manufacture and supply certain parts. Under the Financial Accounting Standards Board’s (“FASB”) Emerging Issues Task Force (“EITF”) No. 99-19, “Reporting Revenue Gross as a Principle versus Net as an Agent,” the cost of the supplied parts is netted against the invoice price to determine net sales when the part is shipped. In the nine months ended March 29, 2009, the Company’s net sales recognized under this contract were $10.9 million related to the manufactured assemblies, and $320,000, related to the supplied parts.

On a very limited number of transactions, at a customer’s request, the Company will recognize revenue when title passes, but prior to the shipment of the product to the customer. As of March 29, 2009, the Company has recognized revenue on products for which title has transferred but the product has not been shipped to the customer of $811,000.  The Company recognizes revenue for storage and other related services as the services are provided.

12.

Tell us and disclose if you apply the completed contract method to any contracts, and if so, why this method is appropriate in your circumstances. If so, tell us and disclose the specific criteria used to determine when a contract is substantially completed pursuant to paragraph 52 of SOP 81-1.

Response:	The Company does not apply the completed contract method to any contracts. Therefore, the Company does not believe any disclosure is necessary.

13.	If you apply both the completed contracted method and percentage-of-completion method, tell us and disclose the nature of the contracts to which each method is applied.

Response:	The Company does not apply the completed contract method to any contracts.

14.

In regard to the new significant agreement with the industrial customer entered into in 2007 in which you netted the cost of supplied parts against the invoice price to determine net sales, please explain to us why net accounting pursuant to EITF 99-19 is appropriate. Tell us the significant terms and conditions of this contract and how such differ from those of other contracts in which net accounting is not applied. Tell us the gross sale amount and costs incurred with respect to this agreement in each year presented.

Response:

During fiscal year 2007, a major customer of LaBarge approached the Company with an opportunity to significantly expand the relationship.   The customer was closing down a major manufacturing facility and wished to outsource the production of completed assemblies to LaBarge.  In addition, the customer’s facility was a consolidated purchasing location for components used at the customer’s other manufacturing locations and for service and repair inventory.  The customer wished to have LaBarge provide the purchasing function as well and provide raw material parts to the customer’s other manufacturing locations and service centers.

This opportunity involved two distinct revenue streams. Under the first revenue stream, LaBarge purchases raw materials and components and adds labor to these materials to produce a finished assembly or subassembly.  Under the second revenue stream, LaBarge purchases raw materials that are sold to the customer at cost plus a fixed mark-up. The Company refers to these parts as “pass through” parts.  In the second revenue stream, LaBarge does not make any modifications to the purchased parts or perform any other value added service other than purchasing and shipping the items to the requested locations.

The agreement with the customer was signed September 11, 2006 and set forth the terms and conditions of both types of transactions.  Separate purchase orders are received from the customer for each type of transaction.   The agreement provides that pricing shall be set annually and, as long as the actual cost incurred does not increase or decrease by more than 4.5%, the prices are fixed.  If costs move by more than 4.5%, or there is a material deviation in quantity desired by the customer, the Company and the customer shall mutually agree to change the price for such product.  The pricing structure that is established in the contract is the following:

* Normal value added production – material overhead was at a 6.5% of materials and the total mark-up on cost of 21%.

* “Pass through” items – material overhead was at 6.5%, and margin was at 4.18%
(total mark-up on the material pricing is 11%).

The customer provides an annual business plan of items to be purchased and is required to approve in writing all purchases of minimum buys.  The customer releases firm purchase orders and is obligated to purchase any inventory related to firm purchase orders.  The Company buys inventory for firm purchase orders.

The products sold under this agreement are covered by a warranty.  LaBarge warrants it will supply products that shall, for a period of 12 months after delivery, (i) conform to product specifications, and (ii) be free from defects in material and workmanship. However, LaBarge does not warrant materials or workmanship provided to the customer by either a directed source or a listed source. The customer had specified a vendor to be utilized (“directed source”) or that a new vendor must be qualified by the customer (“listed source”) on certain parts. If a returned product is defective due to material from a directed or listed source, LaBarge will return the item to the supplier for repair and replacement and will charge the customer for this time and costs related to this service.

The revenue stream for normal value added parts is recognized as gross revenue consistent with all other contract revenues at the Company. The Company evaluated the revenue stream for “pass through” parts to determine whether the entire amount received from the customer should be (i) treated as revenue and the amount paid to the supplier as cost of sales, or (ii) treated as a net revenue, as if that amount were a commission paid by the customer for generating a sale from the supplier to the end-user.  To make the determination (gross versus net) on the “pass through” parts, the Company evaluated the relationships between the supplier, the Company, and the end customer.

EITF 99-19 is the applicable accounting literature.  EITF 99-19 provides indicators of gross and net revenue.  The Company evaluated the following factors:

Indicators of Gross Revenue Reporting
a.

The company is the primary obligor in the arrangement. In substance, the primary obligor is the party the customer will look to for fulfillment and for ensuring its satisfaction. If this party is the company, and not the supplier, the company has significant risks and rewards in the transaction that indicate it is at risk for the full amount of the contract, not just a commission. (EITF 99-19, paragraph 7).

The risk and reward profile in the “pass through” transactions is significantly different than the profile for a normal transaction with the customer.  LaBarge does not have the same risks and as a result the reward (expected gross profit margin) is significantly lower than our normal margins.  LaBarge does not warrant materials or workmanship provided to the customer by either a directed source or a listed source.  If a returned product is defective due to material from a directed or listed source, LaBarge will return the item to the supplier for repair and replacement and will charge the customer for this time and costs related to this service.

b.

The company has general inventory risk. General inventory risk is the risk normally taken on by a company that buys inventory in the hopes of reselling it at a profit. Front-end general inventory risk exists if a reseller maintains an inventory of a product by taking title to and assuming all risks and rewards of ownership of the product before that product is ordered by a customer. Back-end general inventory risk exists if the customer has a right of return and the reseller will take title to and assume the risks and rewards of ownership of the product if it is returned. General inventory risk not mitigated by terms of the arrangement between the reseller and the supplier is a strong indicator that the reseller should record revenue gross. However, factors that mitigate general inventory risk must be considered as well. For example, a company’s risk may be reduced significantly or essentially eliminated if the company has the right to return unsold products to the supplier or receives inventory price protection from the supplier. Similarly, back-end inventory risk is mitigated if the company has the right to return to the supplier any products returned by the customer (EITF 99-19, paragraph 8).

In this situation, the Company is not taking unlimited inventory risk.  LaBarge’s risk is mitigated by the fact that the customer is providing an annual business plan, LaBarge receives firm purchase orders and the customer is obligated to pay for excess inventory including minimum buy quantities.  On returns of the “pass through” parts the Company is protected by the right to make returns to the suppliers.

c.

The company has the ability to determine the price at which it sells the product or service.When a company has reasonable latitude to establish prices for the products and services, it is an indication that the company is acting as a principal, rather than as another company’s agent (EITF 99-19, paragraph 9).

LaBarge is required to share pricing data with the customer and the margins on the “pass through” parts are expected to be 11% based on the formula to determine the price.  Prices are set annually and if costs change by more than 4.5% the parties have an obligation to negotiate a new price.  In addition, LaBarge has negotiated with the suppliers to fix prices for expected quantities at the beginning of the period to mitigate any change in part pricing.

d.

The company changes the product or performs part of the service.If a company physically changes the product (beyond its packaging) or performs part of the service ordered by a customer, the company does not appear to be acting solely as an agent. In addition, this fact may indicate that the company is partially or fully responsible for fulfillment, potentially making it the primary obligor in the arrangement (EITF 99-19, paragraph 10).

Under this analysis, the parts for the product are “pass through” parts.  The Company does not make physical changes to the parts in any way but may repackage large quantities in smaller ship quantities.  There is no value added component to these transactions.  The Company does not have any customer-directed inspection or test requirements relating to these parts.  As a normal course of business, the Company will perform standard receiving procedures.

e.

The company has discretion in supplier selection.When a company has multiple suppliers for a product or service ordered by a customer and discretion to select the supplier that will provide the product or service ordered by a customer, it is an indication that the company is acting as a principal (EITF 99-19, paragraph 11).

In general, LaBarge may have the right to select any vendor for any part.  However, in practice many of these parts are the customer’s customized designs, and due to lead time and quality issues, and LaBarge’s lack of economic incentive to make changes, the Company has not attempted to switch suppliers or the parts that customer had purchased from certain suppliers in the past unless a problem exists.  As long as quality, delivery and price is acceptable, then the Company has no incentive to change suppliers. Furthermore, in most instances, the customer is required to approve the new vendor before the Company can make a change in vendor. Finally, if LaBarge were to change a supplier to achieve cost savings the savings would have to be shared with customer.

f.

The company is involved in the determination of product or service specifications. If a company must determine the nature, type, characteristics, or specifications of the product or service ordered by the customer, that fact might indicate that the company is primarily responsible for fulfillment (EITF 99-19, paragraph 12).

The Company is not responsible for any product or service specifications. The Company is purchasing material to meet the customer’s specifications and ordering only the material required by the purchase order.

g.

The company has physical loss inventory risk (after customer order or during shipping). Physical loss inventory risk exists if the reseller holds title to the product at some point between the time a customer order is placed and the product is delivered to the customer. The amount of risk inherent in taking title during this time is so low, that physical loss inventory risk is a weak indicator of gross reporting (EITF 99-19, paragraph 13).

LaBarge holds title to the products while the inventory is in our physical possession.

h.

The company has credit risk.If a company assumes credit risk for the amount billed to the customer, that fact may provide evidence that the company has risks and rewards as a principal in the transaction. Credit risk exists if a company is responsible for collecting the sales price from a customer but must pay the supplier regardless of whether the sales price is fully collected. A requirement that the company returns or refunds only the net amount it earned in the transaction if the transaction is cancelled or reversed is not evidence of credit risk for the gross transaction. In some cases, credit risk may be mitigated to such an extent that this indicator is virtually meaningless—for example, if a customer pays by credit card and a company obtains authorization for the charge in advance of product shipment or service performance, credit risk has been substantially mitigated (EITF 99-19, paragraph 14).

LaBarge does have credit risk.

Indicators of Net Revenue Reporting
a.

The supplier is the primary obligor in the arrangement. If the supplier is responsible for fulfillment and customer satisfaction, that may be an indication that the company does not have risks and rewards as a principal in the transaction and therefore should recognize only its net fee as revenue. Representations made by a company during marketing and the terms of the sales contract will generally provide evidence as to a customer’s understanding of whether the company or the supplier is responsible for fulfillment (EITF 99-19, paragraph 15).

LaBarge is responsible to fulfill the customer’s orders.  The agreement mitigates the Company’s risk because the agreement states that the customer is responsible for all of the parts that they direct us to buy.  The Company only purchases parts that the customer directs us to buy.

b.

The amount the company earns per transaction is fixed (in dollars or as a percentage of the arrangement fee).When a company earns a fixed dollar amount per customer transaction or a stated percentage of the amount billed to a customer, it appears to be acting as an agent of the supplier (EITF 99-19, paragraph 16).

The pricing is established each year and the amount is fixed at an 11% markup; However, the agreement states that there can be a 4.5% change or any other nominal swing due to price changes from the vendor.  The Company has protection from large price changes as the customer is obligated to renegotiate the prices and at the same time the Company is obligated to share any cost reductions (volume discounts, price decreases etc) with the customer.

c.

The supplier has credit risk.If credit risk exists (that is, the sales price has not been fully collected prior to delivering the product or service) but the supplier assumes that risk, the company appears to be acting as an agent of the supplier (EITF 99-19, paragraph 17).

This factor is not applicable to this contract, as the supplier does not bear credit risk.

 As discussed in EITF 99-9, the indicators considered the strongest are the identity of the primary obligor in the transaction and, when it exists, front-end general inventory risk. The reason those indicators are considered strong indicators is because they affect a number of key risks such as the risk of market price declines, customer satisfaction, obsolescence and excess inventory, etc.

In contrast, indicators such as physical loss inventory risk and credit risk are very weak, sometimes meaningless, indicators. This is because the inherent risks in these areas are often very low to start with, and they are easily mitigated through the use of insurance or well-designed business practices.

In all situations, judgment should be applied in considering these indicators. Depending on the facts and circumstances of a particular transaction, the importance of certain indicators may rise or fall.

Based on LaBarge’s evaluation of the indicators above and the facts related to this contract, LaBarge believes that these “pass through” parts differ significantly from our normal business model.  The Company believes that the risk the Company is taking on these transactions is significantly different from the risks that are incurred when actually building a higher-level assembly where the Company is transforming raw materials into a finished assembly.  The differences are obvious in the pricing model, in that the Company can get a 21% mark-up on higher-level assembly and 11% on the “pass through” parts.  In addition, the profit risk on higher-level assembly is much higher, as the Company bears all of the risk related to the labor component. The Company cannot go back to the customer for changes in the labor component of a value added transaction except during annual pricing reviews.

For these reasons the Company has treated the “pass through” parts as a net revenue transaction.

The historical sales and costs associated with this contract are as follows:

Mechanical Assemblies Activity
(dollars in thousands)

	“Pass Through” Parts

	FY07	FY08	FY09 Mar

Sales	$563	$9,478		$4,904
Cost of sales	546	8,957		4,584
Margins on units (1)	$18	$521		$320

	3.2%	5.5%	6.5%

Start up costs (2)	$106	$143	$	---

	Value Added Parts

	FY07	FY08	FY09 Mar

Sales (1)	$2,636	$11,496		$10,945
Cost of sales (2)	2,346	10,047		9,087
Margins on units	$290	$1,449		$1,858

	11.0%	12.6%	17.0%

Start up costs	$318	$428	$	---

(1)	Represents the amount of revenue recognized in the “Net Sales” line item in the Statement of Income.

(2)	Recorded as cost of sales in the Statement of Income.

The Company had to expand its facility and ramp up staff starting in the third quarter of fiscal 2007. The value added units delivered in fiscal year 2007 and at the start of fiscal 2008 were qualification units and first-time builds. Normal run rate production was not achieved until the third quarter of fiscal year 2008. The Company incurred significant start-up costs at the beginning of the contract, which were expensed as incurred.

Accounts Receivable, page 33

15.

You state that your allowance for uncollectible accounts receivable is based primarily on management’s evaluation of the financial condition of the company’s customers. Given that collection of receivables from Eclipse Aviation was dependent on them raising additional capital, please explain to us in detail how management evaluates the financial condition of customers and what financial conditions result in a judgment that accounts receivable are or are not collectible.

Response:

Management’s evaluation of the financial condition of customers, as it relates to the collectability of accounts receivable, is based primarily on payment history of that particular customer. The large majority of accounts receivable are from customers that have long-standing relationships with the Company. Payment history has proven a strong indicator of future payment practice.

For new customers, a decision to extend credit is based on management’s evaluation of the credit worthiness of the particular company. We evaluate available information including financial statements, if available, and information from credit services, such as Dun & Bradstreet, in order to make a decision on extension of credit.

Specifically, regarding Eclipse Aviation, though the company did not have a long history as a customer, management was in contact with Eclipse management on a regular basis since our initial shipments in 2005. Eclipse, though a relatively new aircraft manufacturer that had not yet attained profitability, had an impressive history of raising capital from a variety of markets worldwide. It was management’s judgment at June 29, 2008 and through the following months that those efforts would be successful. That judgment was made with significant information about the process that was shared by the customer, assurances from the reputable investment banker hired for the project, and the history of successful efforts to raise capital.

Inventories, page 33

16.

We note your disclosure that costs under contracts are determined by the average cost method based on the estimated average cost of all units expected to be produced under the contract. In this regard, explain to us your consideration of Rule 5-02.6(b) and (d)(i) of Regulation S-X, and provide disclosure indicated therein as appropriate.

Response:

Rule 5-02.6(b) requires the Company to provide the basis for determining the value reflected in the financial statements for the components of inventory.  The Company has revised its disclosure related to cost of sales as indicated in the response to Comment 9 to help clarify this issue.

Rule 5-02.6 (d)(i) requires that the aggregate amount of manufacturing or production costs and any related deferred costs which exceeds the aggregate estimated cost of all in-process and delivered units on the basis of the estimated average costs of all units expected to be produced under long-term contracts and programs not yet, as well as that portion of such amount which would not be absorbed in cost of sales based on existing firm orders at the latest balance sheet date.  In addition, if practicable, disclose the amount of deferred costs by type of cost.

The Company has not historically disclosed deferred production costs.   The Company has disclosed contract costs, such as claims or the amount of losses recorded for a contract in a loss position, when those disclosures were deemed material.  The Company does not track the amount of deferred production costs by type of cost (i.e., tooling, other non-recurring costs, etc.).

In future filings, the Company will disclose deferred production. The Company proposes the following disclosure to be included in the Form 10-Q for the period ended March 29, 2009:

Inventories consist of the following:
(in thousands)

	March 29,	June 29,
	2009	2008

Raw materials	$41,267	$47,221
Work in progress	5,820	2,307
Inventoried costs relating to long term
contracts, net of amounts attributable to
revenues recognized to date	8,904	14,278
Finished goods	6,159	3,321

Total	$62,150	$66,927

The Pensar acquisition contributed $6.6 million to the inventory balance at March 29, 2009.

For the three months ended March 29, 2009 and March 30, 2008, expense for obsolescence charged to income before taxes was $335,000 and $287,000, respectively.  For the nine months ended March 29, 2009 and March 30, 2008, expense for obsolescence charged to income before taxes was $1.2 million and $1.1 million, respectively. The expense for obsolescence in the nine months ended March 29, 2009 does not include the $4.2 million charge related to the Eclipse bankruptcy discussed in Note 4 and in more detail below.

The Company had approximately $4.6 million of inventory related to the production of the Eclipse E500 aircraft that was written down to its market value during the quarter ended December 28, 2009. As discussed in Note 4, Eclipse Aviation has filed for bankruptcy under Chapter 7. The Company has been contacted by several parties who are interested in purchasing parts for the Eclipse 500 aircraft to be used in repairs and potential resumption of production after the liquidation sale.  If this occurs, the inventory consisting of raw material and finished goods could be utilized at a later date.

As of the quarter ended December 28, 2008, the Company analyzed the inventory to reasonably determine the lower of cost or market value in light of the significant uncertainty surrounding the Company’s future role in the production of the E500 aircraft, if any. As a result of this analysis, the Company recorded additional cost of sales expense of $4.2 million to record inventory at the lower of cost or market value. The remaining inventory was valued at $422,000, which the Company believes it can recover by a combination of using the inventory on other programs; returning it to the original vendors; and selling it to brokers.

If the Company ultimately does enter into an agreement to supply parts to third-parties, and is able to utilize the inventory in future periods, the inventory will be recognized in cost of sales at its reduced value.

The following tabulation shows the cost elements included in the inventoried costs related to long-term contracts:

	March 29,	June 29,
	2009	2008

Production costs of goods currently in process (1)	$8,784	$9,9977
Excess of production costs of delivered units
over the estimated average cost of all units
expected to be produced including tooling
and non-recurring costs	412	3,954
Unrecovered costs subject to future
negotiation	165	387
Reserve for contracts with estimated costs in
excess of contract revenues	(457)	(240)

	$8,904	$14,078

(1)	Selling and administrative expenses are not included in inventory costs.

Included in the excess production costs of delivered costs at June 29, 2008 is $1.5 million related to the Eclipse contract.  This deferred cost was written off in the quarter ended December 28, 2008. Excluding the Eclipse contract discussed above excess production costs have declined by $2.6 million.  Deferred production costs generally tend to be significant on large multi-year contracts for which the Company has never produced the product previously.  As of March 29, 2009, the Company has completed or is nearing completion on several very large multi-year contracts and the level of new multi-year contracts for new products is lower than the last fiscal year.

The inventoried costs relating to long-term contracts includes unrecovered costs of $165,000 and $387,000 at March 29, 2009 and June 29, 2008 respectively, which are subject to future determination through negotiation or other procedures not complete at the balance sheet date. In the opinion of management these costs will be recovered by contract modification.

The Company takes a charge to cost of sales when estimated costs of a contract will exceed the net realizable value of a contract.  The Company has entered into two contracts that generate the majority of the loss reserves.  Both contracts are fixed price contracts where the Company underestimated the materials cost and the inflation in commodity prices when the contracts were bid.  The Company has recorded a reserve equal to the amount that estimated costs would exceed the net realizable revenue over the life of the order.

Note 2. Sales and Net Sales, page 35

17.

Please report revenues from external customers for each product and service or each group of similar products and services, in accordance with paragraph 37 of FAS 131. From information provided on your web site and in regard to financial presentations made as indicated in Form 8-K filings, it appears that “interconnect systems,” “printed circuit card assemblies,” “higher-level assemblies” and systems integration” may be suitable and meaningful product groups for this disclosure.

Response:

The Company’s revenues are all derived from contract manufacturing services. References in our Current Report on Form 8-K to various product groups are illustrations of the Company’s capabilities and are not intended to represent products. As a contract manufacturer, the Company has no products. The items noted above are different end products manufactured by the Company based on specific contracts with customers. The Company uses similar production processes to manufacture the many different types of products it manufactures for its customers. The material and labor content varies based on the end product being manufactured. Generally, the Company targets high-end product and systems designers and manufacturers.

All of the Company’s revenues are based on contracts or purchase orders with customers. In numerous cases, a single contract encompasses multiple Company capabilities. For example, a contract may involve printed circuit card assemblies and higher-level assembly. There are no different distribution channels for the Company’s services; all are sold direct and our output is delivered direct to our customer or its designee.

As a result, the Company does not believe the disclosures in paragraph 37 of FAS 131 are applicable.

Note 3. Accounts and Other Receivables, page 36

18.

We note your disclosure that progress payments are recognized as revenue when the completed units are shipped. Please clarify for us how this treatment correlates to the contract accounting applied to the contracts to which such progress payments relate. If such progress payments are representative of deferred revenue, explain to us why such is not presented separately as a liability in the balance sheet.

Response:

For certain contracts, the Company receives progress payments from customers. The Company did not receive progress payments during fiscal year 2006 through fiscal year 2008. Therefore, the disclosure related to progress payment in the Form 10-K for the fiscal year ended July 29, 2008 was not applicable.

The statement “Progress payments are payments from customers in accordance with contractual terms for contract costs incurred to date. Such payments are recognized as revenue when the completed units are shipped.” should have been removed from the Form 10-K for the fiscal year ended June 29, 2008, as the Company did not receive progress payments during the two years presented in the balance sheet in filed with the Form 10-K for the fiscal year ended June 29, 2008.  This disclosure was revised in the Form 10-Q for the quarter ended December 28, 2008 because no progress payments were received in first six months of fiscal 2009 or fiscal 2008.

19.

Please explain to us and disclose whether receivables include amounts unbilled. If so, explain to us and disclose the basis for recording such, and disclose the unbilled amount and the basis for billing such amounts pursuant to Rule 5-02.3(c)(2) of Regulation S-X. In connection with this, tell us if you have recorded any amounts billed in excess of revenue recognized, and if so, where such is reported in the balance sheet. If receivables include amounts associated with retainages, disclose the amount of such pursuant to Rule 5-02(c)(1) of Regulation S-X. Also, explain to us your consideration of Rule 5-02.3(c)(4) of Regulation S-X in regard to unbilled amount and retainages.

Response:

The Company does not have unbilled receivables. This disclosure was revised in the Form 10-Q for the quarter ended December 28, 2008.  The trade receivables are billed receivables only.  The Company does not have any contracts with retainages.  The Company does bill for cash advance payments from customers, which are recorded as either a current or long-term liability based on the expected liquidation of the cash advance.  The Company did not have any customers that were making progress payments during the periods covered by the Form 10-K for the fiscal year ended June 29, 2008, the Form 10-K for the fiscal year ended July 2, 2007 or the Form 10-Q for the quarter ended December 28, 2008.  Any billed receivables for cash advances that are on the books at the fiscal quarter end represent cash advances billed but not yet paid by the customer.  These cash advances are reclassed and netted against the cash advance account so that the balance sheet reflects the liability for actual cash advances received.

20.

It appears from disclosures in your filing that amounts associated with U.S. Government contracts are material to you. To the extent material, separately disclose the amount of receivables associated with such contracts pursuant to paragraph 3.68 of the Audit and Accounting Guide, “Federal Government Contractor,” along with any related unbilled amounts and associated progress payments netted against.

Response:

Receivables directly from the U.S. Government were $327,223 at June 29, 2008 and $206,225 at July 1, 2007.  The Company does not consider these amounts to be material, and therefore, did not disclose the amounts.  The Company’s primary exposure to U.S. Government contracts is as a subcontractor to prime contractors with U.S. Government contracts.

Note 4. Inventories, page 37

21.	As appropriate, please disclose the amount of progress payments netted against inventories pursuant to paragraph 6.21 of the Audit and Accounting Guide, “Construction Contractors.”

Response:

This statement “Progress payments are payments from customers in accordance with contractual terms for contract costs incurred to date. Such payments are recognized as revenue when the completed units are shipped.” should have been removed from the Form 10-K for the year ended June 29, 2008, as the Company did not receive any progress payments during the two years presented in the balance sheet filed with the Form 10-K for the fiscal year ended June 29, 2008. This disclosure was revised in the Form 10-Q for the quarterly period ended December 28, 2008.

Form 10-Q for the Quarterly Period Ended December 28, 2008
Management’s Discussion and Analysis, page 15
General, page 15

22.	Please disclose the market you serve that is impacted by the Eclipse circumstances.

Response:	The end market for sales to Eclipse Aviation was commercial aerospace.

Results of Operations, page 16
Gross Profit, page 17

23.

It appears that the gross profit percentage for the current period exclusive of the write down associated with Eclipse increased, but there is no explanation of such. Please discuss the reason for the increase.

Response:

Gross profit margin excluding the Pensar acquisition and the Eclipse write-off would have been 21.3% and 21.1% for the three and six months ended December 28, 2008, respectively. This compares with 19.9% and 19.6% for the three and nine months ended March 28, 2008, respectively. The increase in the gross profit margin, compared with the comparable period in the prior year, is primarily due to the mix of shipments to various customers. In the prior years, the Company made shipments to several customers under contracts with gross profit margins that were lower than the Company’s long-term average gross profit margin. As noted in response to Comment 4, the Company proposes to revise our discussion of cost of sales and gross profits prior in future filings. See our response to Comment 4 for an example of our proposed disclosure.

Schedule 14A dated October 16, 2008

Compensation Determination Process, page 6

24.

It appears that the performance level targets for your annual and long-term incentive compensation plans are critical to an understanding of your executive compensation policy. We note, however, your claim that disclosure of these targets is not required because it would result in competitive harm. Pursuant to Instruction 4 to Item 402(b) of Regulation S-K, please confirm that in the future you will provide us with a detailed explanation for such conclusion. Your current disclosure is not sufficient in this regard. You should further discuss, in the future, how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either as a corporation or for each executive are not sufficient.

Response:

In the future, we will either disclose the performance targets relating to annual and long-term compensation or, if we continue to exclude such targets based on our belief that disclosure would result in competitive harm, we will (i) provide a detailed explanation for such conclusion and (ii) discuss how difficult it would be for named executive officers or the Company to achieve undisclosed target levels, in detail.

25.

We note the use of the Hay Group General Industry Market, which it appears you use for benchmarking. Please confirm that in future filings you will disclose the names of companies that make up this group.

Response:

In future filings, we will provide the names of the companies that comprise the Hay Group General Industry Market.  Because this group includes of hundreds of companies, we intend to disclose their names in an appendix to applicable future filings.

In addition, we acknowledge that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;
●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and
●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or require any further information regarding this matter, please contact the undersigned at (314) 997-0800.

Sincerely, /s/DONALD H. NONNENKAMP

Donald H. Nonnenkamp Vice President and Chief Financial Officer

cc:        Matthew Spitzer/Securities and Exchange Commission
            Doug Jones/Securities and Exchange Commission

DHN/mam